Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

April 18, 2024

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	M3-Brigade Acquisition V Corp.
Draft Registration Statement on Form S-1
CIK No. 0002016072

Ladies and Gentlemen:

On behalf of our client, M3-Brigade Acquisition V Corp., a Cayman Islands exempted company (the “Company”), we confidentially submit a draft registration statement on Form S-1 (the “Registration Statement”) for an underwritten offering of units consisting of common stock and warrants.

The Registration Statement is confidentially submitted pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012, as amended, for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Charles Garner
M3-Brigade Acquisition V Corp.

David Huntington
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Stuart Neuhauser
Ellenoff Grossman & Schole LLP